UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Changes in Board and Committee Composition

The board of directors (the “Board”) of Baidu, Inc. (the “Company”) has appointed Ms. Xiaodan Liu as a new independent director and chair of the audit committee of the Board, replacing Mr. Brent Callinicos, effective on February 23, 2025. The Board has determined that Ms. Liu satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act and qualifies as an audit committee financial expert.

Mr. Callinicos has tendered his resignation as an independent director and chair of the audit committee of the Board due to personal reasons. The resignation of Mr. Callinicos does not result from any dispute or disagreement with the Company.

Ms. Liu currently serves as the managing partner of FirstLight Capital, a leading private equity firm in China. Prior to founding FirstLight Capital, Ms. Liu has over two decades of experiences in financial markets and was the CEO and Chairperson of Huatai United Securities from July 2012 to January 2017 and from January 2017 to September 2019 respectively, where she led the firm to become a top investment bank in China. Additionally, she served as Chairperson of the Board of AssetMark Financial Holdings, Inc. (NYSE: AMK) from 2016 to 2020, and has been an independent director of the Board for China Pacific Insurance (Group) Co., Ltd. (SSE: 601601, HKEX: 02601) from January 2021. In addition, Ms. Liu actively participate in advising on capital markets policymaking and served as a member of the M&A and Restructuring Committee of the China Securities Regulatory Commission (CSRC) from June 2012 to June 2016. Ms. Liu holds a bachelor’s degree in political science and a master’s degree in law from Peking University.

The Company extends its gratitude for Mr. Callinicos’s invaluable contributions and wishes him all the best in his future endeavors. At the same time, the Company is pleased to welcome Ms. Liu to the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Junjie He
Name	:	Junjie He
Title	:	Interim Chief Financial Officer

Date: February 24, 2025